Exhibit 3.1

CERTIFICATE OF TRUST

OF

PANDO ASSET SPOT BITCOIN TRUST

THIS Certificate of Trust of Pando Asset Spot Bitcoin Trust (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1.	Name. The name of the statutory trust formed hereby is Pando Asset Spot Bitcoin Trust.

2.	Delaware Trustee. The name and address of the trustee of the Trust with a principal place of business in the State of Delaware are Donald J. Puglisi, 850 Library Ave Suite 204, Newark, Delaware 19711.

3.	Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

DONALD J. PUGLISI, not in its individual capacity but solely as Trustee of the Trust

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi